                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number: 0-49888

                           Randgold Resources Limited
                 (Translation of registrant's name into English)

La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     Attached to the Registrant's Form 6-K filing for the month of November
2006, and incorporated by reference herein, is:

     Exhibit No.                     Description
     -----------                     -----------
         1.        Report for the Quarter Ended 30 September 2006.

     This Form 6-K and the exhibit contained herein are explicitly incorporated by reference into the Registrant's registration statement on Form S-8 filed with the Securities and Exchange Commission on February 14, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           RANDGOLD RESOURCES LIMITED

                                           By: /s/ David Haddon
                                               ---------------------------------
                                               David Haddon
                                               Group Company Secretary

Dated: November 3, 2006

                                    Exhibit 1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2006

*    Profit from mining up by 90% for the nine months year on year

*    Production increases at Loulo by 11% but down by 8% at Morila

*    Underground drilling expands the resource base at Loulo to more than 10 million ounces

*    Loulo underground mine development formally underway

*    Tongon drilling results support decision to proceed with feasibility programme

*    Exploration team gears up ahead of new field season

*    New opportunities beyond our current country portfolio to be evaluated

Randgold Resources Limited has 68.6 million shares in issue as at 30 September
2006

SUMMARISED FINANCIAL INFORMATION AND OPERATING RESULTS

                                                    Quarter
                                                      ended
                               Quarter   Quarter    30 Sept
                                 ended     ended       2005
                               30 Sept   30 June       (Re-
US$000                            2006      2006   stated)+
----------------------------   -------   -------   --------
Gold sales revenue*             63 178    63 441    31 000
Total cash costs*               32 504    28 448    13 211+
Profit from mining activity*    30 674    34 993    17 789+
Profit from operations*         17 520    23 093     9 955+
Net profit                      12 746    14 573     9 949+
Net profit (as previously
reported)                          n/a       n/a     9 219+
Net profit attributable to
equity shareholders             12 285    13 754     9 949+
Net cash generated from
operations                      17 818    21 418     5 360
Bank and cash                  155 320   151 531    45 022
Attributable production**
(ounces)                       107 002   105 388    69 160

Group total cash costs
per ounce** * (US$)                304       270      191+
Group cash operating
costs per ounce* (US$)             265       231      160+

SUMMARISED FINANCIAL INFORMATION AND OPERATING RESULTS
(continued)
                                                 9 months
                                                    ended
                                      9 months    30 Sept
                                         ended       2005
                                       30 Sept       (Re-
US$000                                    2006   stated)+
-----------------------------------   --------   --------
Gold sales revenue*                    193 860     90 949
Total cash costs*                       94 415     38 556+
Profit from mining activity*            99 445     52 393+
Profit from operations*                 61 740     28 450+
Net profit                              40 086     28 761+
Net profit (as previously reported)        n/a     28 461
Net profit attributable to
equity shareholders                     37 584     28 761+
Net cash generated from operations      61 765     16 251
Bank and cash                          155 320     45 022
Attributable production** (ounces)     331 379    202 024
Group total cash costs per
ounce** * (US$)                            285        191+
Group cash operating costs per
ounce* (US$)                               247        160+

*    Refer to explanation of non-GAAP measures provided.

**   Randgold Resources consolidates 40% of Morila and 100% of Loulo.

+    Restated due to change in accounting policy relating to deferred stripping.
     See note on accounting policies. n/a Not applicable.

COMMENTS

*    The doubling of revenue compared to the corresponding period in 2005 reflects the inclusion of the Loulo operation from November 2005 plus the impact of a higher received gold price. Gold sales revenue for the quarter ended 30 September 2006 at US$63.2 million, was in line with the previous quarter despite a less favourable received gold price. This was due to a 3 percent increase in ounces of gold sold.

*    Costs are higher than the corresponding period in 2005 since this quarter includes US$19.9 million from the inclusion of the Loulo operation which commenced production in November 2005. Total cash costs of US$32.5 million for the quarter ended 30 September 2006 increased by US$4.1 million compared to the previous quarter as a result of increased costs as explained under Operations. The costs were in line with the first quarter of the year.

*    The increase in profit from mining activity of US$12.9 million over the corresponding quarter in 2005, is attributable to the inclusion of US$11.2 million from Loulo plus the effect of higher received gold prices. The decrease in the current quarter by US$4.3 million compared to the quarter ended 30 June 2006, is as a result of increased unit costs as well as a change in the mix of production. More ounces were produced at the higher cost Loulo operation and less ounces were produced at the lower cost Morila operation quarter on quarter.

*    When compared to the corresponding period in 2005, net profit from the inclusion of the Loulo operation is offset by income tax at the Morila operation and interest payments on the Loulo project loan. A decrease in net profit to US$12.7 million, compared to the previous quarter, is as a result of the reduced profit from mining as well as a US$2 million increase in the depreciation charge for the quarter at Loulo.

*    The bank and cash balance increased by US$110.3 million compared to the corresponding period in 2005 which reflects the cash generated by the operations after capital investment and the equity of US$103 million raised in October 2005 and by US$3.8 million for the quarter ended 30 September
     2006,when compared to the previous quarter.

OPERATIONS

LOULO

Confusion caused by the name of Loulo being assigned to both a single pit as well as the entire gold mine facility led to the decision to rename the Loulo 0 pit, the Gara pit. The name is sourced from the nearby Gara stream.

The throughput at Loulo was hampered by the delay in commissioning the hard rock crusher. This resulted in the operation having to process transitional ore during the

rainy season which caused occasional blockages in the crushing circuit. Higher grades and improved recoveries as mining shifted to the Gara orebody in the latter part of the quarter, resulted in an increase in gold produced.

Cash operating costs of US$317 per ounce after adjusting for the accounting treatment for production inventories for the quarter ended 30 September 2006, reflect an increase of US$40 per ounce over the previous quarter. This was mainly due to increased waste prestripping in the current quarter as well as additional costs incurred in hiring mobile crushers to handle the transitional ore required because of the delay in commissioning the hard rock crusher. The additional costs associated with the hire of mobile crushers are expected to cease in October 2006.

Revenue increased by US$0.7 million compared to the quarter ended 30 June 2006, mainly as a result of an increase in ounces sold, partly offset by a lower achieved gold price of US$548 per ounce compared to US$577 per ounce. The average gold price reported for the current quarter includes 22 752 ounces delivered into the hedge at US$437.

The above impacted on the profit from mining activity which decreased by US$3.3 million compared to the previous quarter.

Production statistics:

LOULO RESULTS
                             Quarter   Quarter   Quarter
                               ended     ended     ended
                             30 Sept   30 June   30 Sept
                                2006      2006      2005
                             -------   -------   -------
Mining
Tonnes mined (000)             4 830     3 934      --
Ore tonnes mined (000)           784       724      --
Milling
Tonnes processed (000)           588       630      --
Head grade milled (g/t)          3.2       2.8      --
Recovery (%)                    95.2      91.9      --
Ounces produced               57 123    51 233      --
Average price
received + (US$/oz)              548       577      --
Cash operating costs*
(US$/oz)                         317       277      --

Total cash costs* (US$/oz)       350       313      --
Profit from mining
activity* (US$000)            11 125    14 416      --
Gold revenue (US$000)         31 110    30 445      --

LOULO RESULTS (continued)

                                        9 months   9 months
                                           ended      ended
                                         30 Sept    30 Sept
                                            2006       2005
                                        --------   --------
Mining
Tonnes mined (000)                        12 805      --
Ore tonnes mined (000)                     1 887      --
Milling
Tonnes processed (000)                     1 940      --
Head grade milled (g/t)                      3.0      --
Recovery (%)                                93.3      --
Ounces produced                          173 033      --
Average price received + (US$/oz)            560      --
Cash operating costs* (US$/oz)               294      --
Total cash costs* (US$/oz)                   329      --
Profit from mining activity* (US$000)     42 266      --
Gold revenue (US$000)                     99 173      --

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%.

Randgold Resources consolidates 100% of Loulo and then shows the minority interest separately.

*    Refer to explanation of non-GAAP measures provided.

+    Includes the impact of 22 752 ounces delivered into the hedge at US$437 per ounce.

Despite difficulties experienced with rain-induced stickiness of the ore, secondary and tertiary crusher throughputs improved through the quarter.

Most areas still related to the original development project are in their final completion stages, with no further critical areas outstanding. The completion of the straddling conveyor on the stockpile, the permanent water pumping installations at the Faleme river and Gara reservoir supply stations and the mining fuel storage area will further improve and facilitate greater ease of running the operation.

Loulo continues to evolve into a world class mining complex encompassing a broad set of operations.

MORILA

Morila produced 124 698 ounces in the third quarter at a total cash cost of
US$251 per ounce, down from the 135 387 ounces produced in the previous quarter.
The lower production was a result of operational problems which resulted in a lower head grade as well as lower plant throughput. A review team comprising
Randgold, Loulo and AngloGold Ashanti personnel spent time on site working with
Morila staff to identify the problems and institute corrective action.

Morila is still expected to produce in excess of 500 000 ounces for the year, in line with earlier forecasts.

Exploration of both near pit targets as well as the regional drilling programme continued during the quarter. Further resources have been committed to a research programme aimed at developing an integrated structural and mineralogical model to determine the genesis of the Morila orebody.

MORILA RESULTS (100%)

                                Quarter   Quarter    Quarter
                                  ended     ended      ended
                                30 Sept   30 June    30 Sept
                                   2006      2006       2005
                                -------   -------   --------
Mining
Tonnes mined (000)                4 862     6 006     2 976
Ore tonnes mined (000)            1 261     1 591     1 194
Milling
Tonnes processed (000)            1 007       998     1 010
Head grade milled (g/t)             4.2       4.6       5.8
Recovery (%)                       90.8      92.3      91.4
Ounces produced                 124 698   135 387   172 901
Average price received
(US$/oz)                            622       628       443
Cash operating costs *
(US$/oz)                            206       187       160+
Total cash costs *
(US$/oz)                            251       229       191+
Profit from mining
activity (US$000)                48 872    51 443    44 473+
Attributable (40% pro-
proportionately consolidated)
Gold revenue
(US$000)                         32 068    32 996    31 000

Ounces produced                  49 879    54 155    69 160
Profit from mining
activity (US$000)                19 549    20 577    17 789+

MORILA RESULTS (100%) (continued)

                                       9 months   9 months
                                          ended      ended
                                        30 Sept    30 Sept
                                           2006       2005
                                       --------   --------
Mining
Tonnes mined (000)                       16 927    17 755
Ore tonnes mined (000)                    4 331     4 807
Milling
Tonnes processed (000)                    3 052     2 817
Head grade milled (g/t)                     4.4       6.1
Recovery (%)                               91.8      91.9
Ounces produced                         395 864   505 061
Average price received (US$/oz)             603       437
Cash operating costs * (US$/oz)             195       160+
Total cash costs * (US$/oz)                 237       191+
Profit from mining activity (US$000)    142 947   130 983+
Attributable (40% pro-
proportionately consolidated)
Gold revenue (US$000)                    94 687    90 949
Ounces produced                         158 346   202 024
Profit from mining activity (US$000)     57 179    52 393+

*    Refer to explanation of non-GAAP measures provided.

+    Restated due to change in accounting policy related to deferred stripping.
     See note on accounting policies.

PROJECTS AND EVALUATION

LOULO GOLD MINE: UNDERGROUND DEVELOPMENT

Yalea

Excavation and construction of the boxcut for the Yalea underground development started during August 2006. The mining contractor, Shaft Sinkers arrived on site to assist with the boxcut construction and the labour complement includes Malian nationals, who are being trained to replace the expatriates.

The delivery schedule for the underground vehicle fleet ordered from JA Delmas is on track with the first equipment already on site. To date two R1300G
Loaders, two Multi Task Loaders and an Atlas Copco Rocket Boomer drill rig have been delivered to site. Further deliveries including the CAT AD30 dump trucks are expected and

commissioning of the equipment should take place during November 2006.

Gara

During this quarter conceptual mine re-design has been completed for the Gara underground mine, based on an increased resource base. Scheduling of this underground design and optimisation with the current open pit plan is currently underway.

Eleven diamond drill holes were completed on the deep drilling of the Gara deposit for a total of 6 940 metres this quarter. Results confirmed the presence of good grades at depth in the central portion of the orebody. The new results were used to remodel the geological and resource models, resulting in an increase of the total resource to 25 million tonnes at 4.11g/t for 3.3 million ounces. The updated resource is tabled below and reflects an 800 000 ounce increase from the previous declaration. The block model indicates a broad south westerly plunge to the high-grade mineralisation which is coincident with the plunge angle and direction of fold lineations measured in the pit. Further drilling is underway to infill some gap areas within the deep drilling as well as to test the grade trend of the central high-grade portion of the deposit to
600 metres below surface.

DIAMOND DRILLING - MINERALISED INTERSECTIONS AT THE GARA DEPOSIT (formerly Loulo
0)

                  Ore Intersection
          -------------------------------
                            Width   Grade
Hole Id     From       To     (m)   (g/t)
-------   ------   ------   -----   -----
L0CP95    582.10   595.05   12.95    0.68
L0CP97    361.25   382.75   21.50    7.15
L0CP102   643.86   645.38    1.52   12.09
L0CP109   707.32   711.98    4.66    5.40
L0CP86    221.70   223.50    1.80    4.18
L0CP92    333.35   338.10    4.75    0.11
L0CP93    317.10   335.48   18.38    0.65
L0CP105   483.25   490.53    7.28    2.67
L0CP108   715.05   722.00    6.95    0.92
L0CP96    590.40   594.10    3.70    0.97
L0CP98    324.80   333.00    8.20    3.36
L0CP99    356.00   364.60    8.60    1.95
L0CP101   476.00   478.23    2.23    2.27
L0CP103   558.70   564.45    5.75    9.66
L0CP103   579.00   604.37   25.37    1.33

L0CP103   673.90   682.40    8.50    1.82
L0CP105   483.25   490.53    7.28    2.67
L0CP106   767.05   774.80    7.75    0.85
L0CP108   715.05   722.00    6.95    0.92
L0CP110   678.82   682.60    3.78    2.58
L0CP110   705.15   713.40    8.25    0.34
L0CP111   712.35   720.95    8.60    4.23
L0CP107   734.90   748.20   13.30    5.07

DIAMOND DRILLING - MINERALISED INTERSECTIONS AT THE GARA DEPOSIT (formerly Loulo
0) (continued)

                     Including
          -------------------------------
                            Width   Grade
Hole Id     From       To     (m)   (g/t)
-------   ------   ------   -----   -----
L0CP95
L0CP97    375.82   382.75    6.93   13.95
L0CP102
L0CP109
L0CP86
L0CP92
L0CP93
L0CP105
L0CP108
L0CP96
L0CP98    325.90   328.30    2.40    4.63
L0CP99
L0CP101
L0CP103
L0CP103   599.80   603.17    3.37    4.99
L0CP103
L0CP105   485.10    490.5   35.43    3.40
L0CP106
L0CP108
L0CP110
L0CP110
L0CP111   719.90   720.95    1.05   20.70
L0CP107   735.73   741.17    5.44    9.50

UPDATED RESOURCE ESTIMATE AT THE GARA DEPOSIT (formerly Loulo 0)

                    Tonnes        Grade         Ounces
                     (Mt)         (g/t)         (Moz)
                 -----------   -----------   -----------
                  Dec    Aug    Dec    Aug    Dec    Aug
Classification   2005   2006   2005   2006   2005   2006
--------------   ----   ----   ----   ----   ----   ----
Measured          9.4    9.7   3.84   3.91   1.20    1.2
Indicated         9.6   14.4   4.29   4.19   1.30    1.9

Measured and
indicated        18.9   24.1   4.07   4.08   2.50    3.2
Inferred          0.3    0.9   6.28   4.83   0.06    0.1
Total            19.3   25.0   4.10   4.11   2.50    3.3

Tongon Project

As discussed later in the exploration section a successful drilling programme was carried out at Tongon and the results from this are being used to plan the feasibility drilling programme. Dependent on the local political situation, this
30 000 metre programme will commence in January 2007.

EXPLORATION ACTIVITIES

In West Africa, the third quarter of the year traditionally sees a drop in exploration activity due to difficulty of access caused by heavy rains. The previous season's programmes were wrapped up and efforts focused on reporting and interpretation. Conversely in East Africa field activities were accelerated during the dry season, with drilling completed at Kiabakari.

In the Cote d'Ivoire, we successfully completed an 8 hole, 1 992 metre tactical diamond coring programme at the Tongon prospect, situated within the Nielle permit, in the north of the country.

Five holes were completed to further test a 1.5 kilometre segment of the main
Northern Zone shear zone, which trends 250 DEG. to 260 DEG. and dips 80 DEG. to
70 DEG. northwest. It is represented by wide zones of pervasively foliated and altered mafic volcaniclastics. The mineralisation locates on the immediate hanging wall of the main graphitic shear. The mineralised zone is associated with increased silicification, sulphidation and fine brecciation; the results are presented below from west to east.

*    TND054: 10 metres at 3.70g/t (from 149 metres)

*    TND053: 3 metres at 8.03g/t (from 144 metres) and 31 metres at 2.99g/t
     (from 157 metres)

*    TND051: 9 metres at 1.55g/t (from 38 metres) and 10 metres at 2.40g/t (from
     124 metres)

*    TND055: (No significant results)

*    TND050: 1 metre at 12.70g/t (from 146 metres) and 13 metres at 1.25g/t
     (from 154 metres)

Three holes were completed in the Southern Zone to provide a framework for the future feasibility drilling. This zone is more geologically complex, with multiple mineralised zones trending 40 DEG. to 50 DEG. with variable dips from
60 DEG. to 70 DEG. northwest. The ore zones are hosted within quartz and shear bounded, brecciated volcaniclastics and appear lensoid in shape; their strike and depth continuity are variable. The silicate alteration is complicated with biotite, silica, sericite, tremolite, diopside and calcite; the results are presented below.

*    TND052: 6 metres at 1.04g/t (from 116 metres), 44 metres at 1.68g/t (from
     185 metres) including 5 metres at 5.06g/t, 6 metres at 3.60g/t and 7 metres at 2.9g/t and a deeper intersect of 10 metres at 3.95g/t (from 342 metres)

*    TND056: 4 metres at 1.77g/t (from 143 metres) and 9 metres at 2.29g/t (from
     194 metres)

*    TND057: 3 metres at 1.18g/t (from 46 metres) and 4 metres at 1.07g/t (from
     84 metres)

Plans are now underway to gear up for the start of the feasibility drilling (30
000 metres diamond core) in January 2007, pending safe working conditions and a stabilised political situation.

At Loulo, new information from the mining of the Gara deposit and relogging of the diamond core has now enabled the development of a three dimensional geological model. The model reveals high-grade mineralisation is associated with the 30/40 DEG. trending axial planes of quartz tourmaline folds and is concentrated in the hinge zone of a large overturned antiform. The previous drilling at Gara South only tested the eastern limb of a synform and did not test the blind antiformal closure; this will be the target of drilling in the fourth quarter.

At Faraba, 13 out of a planned 36 RC holes were completed for a total of 804 metres. The most significant intersections from FARC044 (21 metres at 1.35g/t including 8 metres at 2.88g/t), FARC062 (9 metres at 2.77g/t), FARC065 (32 metres at 1.64g/t including 10 metres at 2.91g/t) and FARC066 (14 metres at
3.70g/t) are hosted in strongly oxidised to gossanous saprolite. To date, trenching and drilling have identified two pods of

mineralisation within the 2.6 kilometre Faraba main shear; a northern zone of
500 metres and a main zone of 1 kilometre. Drilling programmes, both RC and diamond core, are planned for Faraba, P64 and Baboto South during the final quarter of 2006.

At Morila, drilling continued as part of the 40 000 metre regional drilling programme, although failing to intersect further high grades, the results continue to define the low-grade footprint.

In South Mali, Randgold has been exploring on its permits immediately adjacent to its Morila mine for several years. The techniques used to date have been successful in locating mineralised structures such as Ntiola and Kona. However, so far no economic mineralisation resembling the Morila deposit has been located. A 3 000 metre diamond drilling programme was completed before the wet season and has highlighted areas with geological, structural and metamorphic similarities to the Morila enclave. To complement the data from this drilling programme, a ground gravity survey across the Morila area permits will be carried out in the final quarter of the year.

In Senegal, we are currently prioritising 15 targets for RAB drilling and modelling the advanced targets of Bambaraya, Sofia and Delya for further diamond drilling.

In Ghana, we have almost completed the first phase of exploration across all our permits which have already started to reveal a number of targets, for field validation and follow-up programmes.

In Burkina Faso, a 549 hole 9 040 metre RAB programme was completed, testing three targets within the Kiaka permit. A 1 125 metre, 11 hole RC drilling programme was also completed, testing the Kiaka target, which defined broad zones of low-grade mineralisation over a 3 kilometre strike length. In addition, first pass regional exploration has been completed over the complete portfolio of nine permits.

In Tanzania, recent drilling at Kiabakari has not so far identified a large mineralised system meeting Randgold's investment criteria and the project status is currently being re-evaluated. However a number of new opportunities and ideas are being followed-up to further develop the Tanzanian business.

CONSOLIDATED INCOME STATEMENT

                                                 Quarter
                                                   ended
                            Quarter   Quarter    30 Sept
                              ended     ended       2005
                            30 Sept   30 June   (Restat-
US$000                         2006      2006       ed)+
-------------------------   -------   -------   --------
REVENUES
Gold sales on spot           67 205    66 684     31 000
Realised loss on
closing out of hedges        (4 027)   (3 243)        --
Non-cash realised
profit/(loss) on roll
forward of hedges               577    (2 050)        --
Total                        63 755    61 391     31 000
OTHER INCOME
Interest income               1 889     1 754        308
Exchange gains                  169     1 552        179
Other income                    550       164        159
Total other income            2 608     3 470        646
Total revenue                66 363    64 861     31 646
COSTS AND EXPENSES
Mine production costs        29 673    29 066     11 608
Movement in production
inventory and ore
stockpiles                   (3 528)   (7 697)    (2 258)+
Transfer from/(to)
deferred stripping               --        --         --+
Depreciation and
amortisation                  6 386     4 962      2 275
General and admin-
istration expenses            2 079     2 824      1 635
Mining and processing
costs                        34 610    29 155     13 260+
Transport and refinery
costs                           179       126         68
Royalties                     4 101     4 129      2 158
Exploration and corporate
expenditure                   6 768     6 938      5 559
Other losses/(gains) -
net                             323        --        (54)
Exchange losses                 465     1 406        370

Unwind of discount on
provisions for rehab-
ilitation                        84        84        117
Interest expense              1 531     1 537        219
Profit before income tax     18 302    21 486      9 949+
Income tax expense           (5 556)   (6 913)        --
Net profit                   12 746    14 573      9 949+
Attributable to:
Equity shareholders          12 285    13 754      9 949
Minority Shareholders           461       819         --
                             12 746    14 573      9 949+
Basic earnings per
share (US$)                    0.18      0.20       0.17+
Fully diluted earnings
per share (US$)                0.18      0.20       0.16+
Average shares in
issue (000)                  68 474    68 266     59 723

CONSOLIDATED INCOME STATEMENT (continued)

                                                 9 months
                                                    ended
                                      9 months    30 Sept
                                         ended       2005
                                       30 Sept   (Restat-
US$000                                    2006       ed)+
-----------------------------------   --------   --------
REVENUES
Gold sales on spot                     201 130     90 949
Realised loss on closing out
of hedges                               (7 270)        --
Non-cash realised profit/(loss)
on roll forward of hedges               (4 700)        --
Total                                  189 160     90 949
OTHER INCOME
Interest income                          5 692        997
Exchange gains                           3 777        544
Other income                               730      1 761
Total other income                      10 199      3 302
Total revenue                          199 359     94 251
COSTS AND EXPENSES
Mine production costs                   86 150     40 142
Movement in production inventory
and ore stockpiles                     (12 521)   (12 776)
Transfer from/(to) deferred
stripping                                   --         --+
Depreciation and amortisation           16 312      7 177
General and administration expenses      7 777      4 714
Mining and processing costs             97 718     39 257

Transport and refinery costs               458        197
Royalties                               12 551      6 279
Exploration and corporate
expenditure                             21 393     16 766
Other losses/(gains) - net                 323        (54)
Ex change losses                         3 767      1 830
Unwind of discount on provisions
for rehabilitation                         252        351
Interest expense                         4 687        864
Profit before income tax                58 210     28 761+
Income tax expense                     (18 124)        --
Net profit                              40 086     28 761+
Attributable to:
Equity shareholders                     37 584     28 761+
Minority shareholders                    2 502         --
                                        40 086     28 761+
Basic earnings per share (US$)            0.55       0.48+
Fully diluted earnings per
share (US$)                               0.54       0.47+
Average shares in issue (000)           68 291     59 578

The results have been prepared in accordance with International Financial
Reporting Standards (IFRS).

+    Restated due to change in accounting policy relating to deferred stripping.
     See note on accounting policies.

CONSOLIDATED BALANCE SHEET

                                            At         At
                                        31 Dec    30 Sept
                                 At       2005       2005
                            30 Sept   (Restat-   (Restat-
US$000                         2006       ed)+       ed)+
-------------------------   -------   --------   --------
Assets
Non-current assets
Property, plant and
equipment                   237 168    202 636    188 392
Cost                        287 175    236 331    217 354
Accumulated
depreciation and
amortisation                (50 007)   (33 695)   (28 962)
Deferred stripping costs         --         --+        --+
Deferred taxation             2 696      2 957+        --
Long-term ore stockpiles     29 522     22 176+    22 599+
Total non-current
assets                      269 386    227 769+   210 991+
Current assets

Deferred stripping costs         --         --+        --+
Inventories and
stockpiles                   40 473     34 210+    10 340
Receivables                  52 169     47 918     50 491
Cash and cash
equivalents                 155 320    152 452     45 022
Total current assets        247 962    234 580+   105 853+
Total assets                517 348    462 349+   316 844+
Shareholders' equity        328 911    301 822+   197 557+
Minority interest             3 897      1 395       (954)
Total equity                332 808    303 217+   196 603+
Non-current liabilities
Long-term borrowings         36 777     49 538     58 848
Loans from minority
shareholders in
subsidiaries                  2 663      2 483      2 448
Financial liabilities
- forward gold sales         40 128     34 151     22 796
Provision for
rehabilitation                9 751      9 480      8 997
Total non-current
liabilities                  89 319     95 652     93 089
Current liabilities
Financial liabilities
- forward gold sales         22 982      8 939      3 683
Current portion of
long-term borrowings         24 730     22 991     10 716
Accounts payable
and accrued liabilities      42 575     28 813     12 753
Taxation payable              4 934      2 737         --
Total current liabilities    95 221     63 480     27 152
Total equity and
liabilities                 517 348    462 349+   316 844+

+    Restated due to change in accounting policy relating to deferred stripping.
     See note on accounting policies.

Main balance sheet movements for the nine months ended 30 September 2006 were as follows:

*    The increase in property, plant and equipment for the 9 months ended
     September 2006 mainly reflects the expenditure to complete Phase 2 of the
     Loulo plant as well as the commencement of construction and purchase of equipment for the Loulo underground mine at Yalea.

*    Inventories and stockpiles increased due to an increase in ore stockpiles at Morila in line with the

     life of mine plan as well as the planned build up of warehouse inventories at Loulo.

*    The increase in receivables is mainly a result of the timing of gold shipments at the end of the current quarter. Furthermore, the company has instituted a Section 417 Companies Act enquiry into the financial dealing of MDM Ferroman (Pty) Limited in liquidation and its associated companies as the first step in recovering outstanding debts. The forensic audit is currently underway with the hearing scheduled for November 2006.

*    Cash and cash equivalents increased in line with the cash generated by operations offset by funds expended on property, plant and equipment.

*    The decrease in long-term borrowings reflects the first repayment of US$8.4 million on the Loulo project loan in June 2006 plus scheduled repayments on the CAT finance lease at Loulo and the attributable portion of the Morila power plant finance lease.

*    The increase in financial liabilities of forward gold sales is due to an increase in the negative marked-to-market valuation of contracts held at 30
     September 2006. The gold price was US$599.25 at 30 September 2006.

*    Accounts payable and accrued liabilities increased in line with the procurement of equipment for the Loulo underground project.

*    The increase in taxation payable is in line with the end of the tax exoneration period at Morila in November 2005.

CONSOLIDATED CASHFLOW STATEMENT

                                                9 months
                                                   ended
                                     9 months    30 Sept
                                        ended       2005
                                      30 Sept   (Restat-
US$000                                   2006       ed)+
----------------------------------   --------   --------
Profit before income tax               58 210     28 761+
Adjustment for non-cash items          23 425     14 129+
Working capital changes               (19 870)   (26 639)
Net cash generated from operations     61 765     16 251
Additions to property, plant and
equipment                             (50 844)   (60 798)
Financing of contractors                  105    (17 930)
Net cash utilised in investing
activities                            (50 739)   (78 728)
Ordinary shares issued                  2 685      1 696

(Decrease)/increase in
long-term borrowings                  (10 843)    27 563
Net cash generated by financing
activities                             (8 158)    29 259
Net increase/(decrease) in cash
and cash equivalents                    2 868    (33 218)
Cash and cash equivalents at
beginning of period                   152 452     78 240
Cash and cash equivalents at
end of period                         155 320     45 022

+    Restated due to change in accounting policy relating to deferred stripping.
     See note on accounting policies.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                           Number
                               of     Share    Share
                           ordin-    capit-     pre-       Other
                              ary        al     mium    reserves
                           shares    US$000   US$000      US$000
                        ----------   ------   -------   --------
Balance - 31 Dec 2005
(as previously
reported)               68 072 864    3 404   208 582    (41 000)
Change in
accounting policy
- deferred
stripping cost                  --       --        --         --
Balance -
31 Dec 2005             68 072 864    3 404   208 582    (41 000)
Net income                      --       --        --         --
Movement on cash
flow hedges
- Realised
(non cash)                      --       --        --      5 023
- Unrealised                    --       --        --    (20 020)
Total recognised
(loss)/income                   --       --        --    (14 997)
Share-based payments            --       --        --      1 817
Share options
exercised                  486 867       24     2 661         --
Exercise of options
previously expensed
under IFRS 2                    --       --       502       (502)
Shares vested#               6 830       --       108       (108)
Balance -
30 Sept 2006            68 566 561    3 428   211 853    (54 790)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

                                    Total
                                   attri-
                                  butable
                          Accu-        to
                        mulated    equity   Minority     Total
                        Profits    share-   interest    equity
                         US$000   holders     US$000    US$000
                        -------   -------   --------   -------
Balance - 31 Dec 2005
(as previously
reported)               138 751   309 737     1 395    311 132
Change in accounting
policy - deferred
stripping cost           (7 915)+  (7 915)+      --     (7 915)+
Balance -
1 Dec 2005              130 836+  301 822+    1 395    303 217+
Net income               37 584    37 584     2 502     40 086
Movement on cash
low hedges
- Realised (non cash)        --     5 023        --      5 023
- Unrealised                 --   (20 020)       --    (20 020)
Total recognised
(loss)/income            37 854    22 587     2 502     25 089
Share-based payments         --     1 817        --      1 817
Share options
exercised                    --     2 685        --      2 685
Exercise of options
previously expensed
under IFRS 2                 --        --        --         --
Shares vested#               --        --        --         --
Balance -
30 Sept 2006            168 420   328 911     3 897    332 808

#    Restricted shares were issued to directors as remuneration. The transfer between "other reserves" and "share premium" in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

+    Restated due to change in accounting policy relating to deferred stripping.
     See note on accounting policies.

NON-GAAP MEASURES

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold
Institute. The Gold Institute was a non profit industry

association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining
Association. The guidance was first issued in 1996 and revised in November 1999.
Total cash costs, as defined in the Gold Institute's guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties. Under the company's revised accounting policies, there are no transfers to and from deferred stripping.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold
Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However,
Randgold Resources believes that total cash costs per ounce are useful indicators to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in cash costs as the company's operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash

costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.

Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

Profit from operations is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure, as well as share-based payment from profit from mining activity.

The following table reconciles total cash costs, profit from mining activity and profit from operations as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

                                                  Quarter
                                                    ended
                             Quarter   Quarter    30 Sept
                               ended     ended       2005
                             30 Sept   30 June   (Restat-
US$000                          2006      2006       ed)+
--------------------------   -------   -------   --------
Gold sales on spot            67 205    66 684    31 000
Realised loss on closing
out of hedges                 (4 027)   (3 243)       --
Gold sales revenue            63 178    63 441    31 000
Mine production costs         29 673    29 066    11 608
Movement in production
inventory and ore
stockpiles                    (3 528)   (7 697)   (2 258)+
Transfer from deferred
stripping                         --        --        --
Transport and refinery
costs                            179       126        68
Royalties                      4 101     4 129     2 158
General and administration
expenses                       2 079     2 824     1 635
Total cash costs              32 504    28 448    13 211+
Profit from mining
activity                      30 674    34 993    17 789+
Depreciation and
amortisation                   6 386     4 962     2 275
Exploration and
corporate expenditure          6 768     6 938     5 559
Profit from operations        17 520    23 093     9 955+

(continued)
                                                   9 months
                                                      ended
                                        9 months    30 Sept
                                           ended       2005
                                         30 Sept   (Restat-
US$000                                      2006       ed)+
-------------------------------------   --------   --------
Gold sales on spot                       201 130     90 949
Realised loss on closing out of
hedges                                    (7 270)        --
Gold sales revenue                       193 860     90 949
Mine production costs                     86 150     40 142
Movement in production inventory
and ore stockpiles                       (12 521)   (12 776)+
Transfer from deferred stripping              --         --+
Transport and refinery costs                 458        197
Royalties                                 12 551      6 279
General and administration expenses        7 777      4 714
Total cash costs                          94 415     38 556+
Profit from mining activity               99 445     52 393+
Depreciation and amortisation             16 312      7 177
Exploration and corporate expenditure     21 393     16 766
Profit from operations                    61 740     28 450

+    Restated due to change in accounting policy relating to deferred stripping.
     See note on accounting policies.

ACCOUNTING POLICIES

The financial information in this report has been prepared in accordance with the group's accounting policies, which comply with IFRS and are consistent with the prior period, except as noted below.

Joint ventures are those investments in which the group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

The directors have changed the group's accounting policy on deferred stripping costs, under both IFRS and US GAAP in the current period. Previously, costs of production

stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to production when the actual stripping ratio was below the expected pit life average stripping ratio. Under the revised accounting policy, all stripping costs incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred.

Under US GAAP, EITF 04-06 'Accounting for Stripping Costs Incurred during
Production in the Mining Industry' is effective for reporting periods beginning after 15 December 2005. The consensus does not permit the deferral of any waste stripping costs during the production phase of a mine, but requires instead that they should be treated as variable production costs. The directors have decided to adopt the same treatment under IFRS which will ensure that the accounting policies applied under IFRS and US GAAP remain in line. With regard to the conclusions reached by the EITF, the directors believe the revised policy will mean that the financial statements provide reliable and more relevant information about the group's financial position and its financial performance.
In accordance with the requirements of IAS 8 "Accounting Policies, Changes in
Accounting Estimates and Errors", the change in the IFRS policy has been applied retrospectively and hence the 2004 comparatives have been restated.

The change in the IFRS accounting policy has resulted in the following adjustments to the amounts reported under IFRS:

                             30 Sept   31 Dec   30 Sept
US$000                          2006     2005      2005
--------------------------   -------   ------   -------
Decrease in deferred
stripping costs                  --     3 687     9 637
Decrease in ore stockpiles    9 150     8 342     5 244
Decrease/(increase) in
gold in process                 (11)       51      (297)
Decrease in deferred
taxation liability               --     1 227        --
(Decrease)/increase in
deferred taxation asset         311     2 938        --
Decrease in opening
retained earnings                --    14 884    15 314

                            Quarter   Quarter   Quarter
                              ended     ended     ended
                            30 Sept   30 June   30 Sept
US$000                         2006      2006      2005
-------------------------   -------   -------   -------
Increase/(decrease) in
net profit                    580      1 405      730
Increase/(decrease) in
basic earnings per share
(cents per share)               1         2         2
Increase in fully diluted
earnings per share
(cents per share)               1         2         1

(continued)
                                       9 months   9 months
                                          ended      ended
                                        30 Sept    30 Sept
US$000                                     2006       2005
------------------------------------   --------   --------
Increase/(decrease) in net profit        3 019       300
Increase/(decrease) in basic
earnings per share (cents per share)         5        --
Increase in fully diluted earnings
per share (cents per share)                  4         1

FORWARD COMMODITY CONTRACTS

The group's hedging position which all relates to the Loulo project financing, was as follows at 30 September 2006:

                            Forward
                  Forward     sales
                    Sales   average
Maturity date      ounces    US$/oz
---------------   -------   -------
Year ended 2006    37 737     434
Year ended 2007   122 003     438
Year ended 2008    80 496     431
Year ended 2009    84 996     437
Total             325 232     435

The remaining portion of the hedge book represents approximately 34% of planned open pit production at Loulo for the period that the project finance is in place and 22% of the group's attributable production. In the current gold price environment, it is the company's intention to take advantage of current spot prices and roll out longer dated forward sales contracts at the appropriate times.

Morila's production is completely exposed to spot gold prices.

During the quarter, the company delivered into 22 752 ounces of its hedge book at an average price of US$437 per ounce.

GENERAL

The company continues to evaluate various opportunities both at the corporate and project level. We are focused on value creation through exploration, discovery and development, as well as strategic leverage in merger and acquisition opportunities.

D M Bristow             R A Williams
Chief executive   Financial director
2 November 2006

This report is available in .pdf format on the companies website at :
www.randgoldresources.com or email your request to :
randgoldresources@dpapr.com.

REGISTERED OFFICE: La Motte Chambers, La Motte Street, St Helier, Jersey JE1
1BJ, Channel Islands

REGISTRARS: Computershare Investor Services (Channel Islands) Limited, PO Box
83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

TRANSFER AGENTS: Computershare Services PLC, PO Box 663, 7th Floor, Jupiter
House, Triton Court, 14 Finsbury Square, London EC2A 1BR INVESTOR AND MEDIA
RELATIONS: For further information contact Kathy du Plessis on Tel +27 (11)
728-4701, Mobile +27 83 266 5847, Fax +27 (11) 728-2547

E-MAIL: randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process

initiated by Loulo against MDM. Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2005 which was filed with the
United States Securities and Exchange Commission (the 'SEC') on 29 June 2006.
Randgold Resources assumes no obligation to update information in this release.
Cautionary note to US investors: the 'SEC' permits companies, in their filings with the 'SEC', to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the 'SEC' does not recognise and strictly prohibits us from including in our filings with the
'SEC'. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.